SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                               PHARMACYCLICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   716933 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Pamela K. Hagenah
                            Integral Capital Partners
                               2750 Sand Hill Road
                          Menlo Park, California 94025
                                 (650) 233-0360
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 28, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 29 Pages

                       Exhibit Index Contained on Page 23

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  716933 10 6                                           13D        Page 2 of  29 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Management, L.P. ("ICM")
----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                               (a)   [ ]           (b)   [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                            -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER                          -0-
                  OF
                SHARES
             BENEFICIALLY
            OWNED BY EACH
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER                       -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER                     -0-

----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                  -0- shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               0.00%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  716933 10 6                                           13D        Page 3 of 29 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Management II, L.P. ("ICM2")
----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                               (a)   [ ]           (b)   [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       285,417 shares, of which 207,024 shares are directly owned by
                SHARES                                     Integral Capital Partners II, L.P. ("ICP2") and 78,393 shares are
             BENEFICIALLY                                  directly owned by Integral Capital Partners International II C.V.
            OWNED BY EACH                                  ("ICPI2"). ICM2 is the general partner of ICP2 and the investment
              REPORTING                                    general partner of ICPI2.
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           285,417 shares (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              285,417 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               2.82%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!


-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  716933 10 6                                           13D        Page 4 of 29 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Management III, L.P. ("ICM3")
----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                               (a)   [ ]           (b)   [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       216,540 shares of which 176,565 shares are directly owned by
                SHARES                                     Integral Capital Partners III, L.P. ("ICP3") and 39,975 shares
             BENEFICIALLY                                  are directly owned by Integral Capital Partners International
            OWNED BY EACH                                  III, L.P. ("ICPI3").  ICM3 is the general partner of ICP3 and the
              REPORTING                                    investment general partner of ICPI3.
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           216,540 shares (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              216,540 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               2.14%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  716933 10 6                                           13D        Page 5 of 29 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Partners, L.P. ("ICP")
----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                               (a)   [ ]           (b)   [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                            -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER                          -0-
                  OF
                SHARES
             BENEFICIALLY
            OWNED BY EACH
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER                       -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER                     -0-

----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                  -0- shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               0.00%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  716933 10 6                                           13D        Page 6 of 29 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Partners International C.V. ("ICPI")
----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                               (a)   [ ]           (b)   [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            -----------------------------------------------------------------------------------------------------------------
                     Netherlands Antilles (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                            -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER                          -0-
                  OF
                SHARES
             BENEFICIALLY
            OWNED BY EACH
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER                       -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER                     -0-

----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                  -0- shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               0.00%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  716933 10 6                                           13D        Page 7 of 29 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Partners II, L.P. ("ICP2")
----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                               (a)   [ ]           (b)   [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       207,024 shares are directly owned by ICP2.  Integral Capital
                SHARES                                     Management II, L.P. is the general partner of ICP2.
             BENEFICIALLY
            OWNED BY EACH
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           207,024 shares (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              207,024 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               2.05%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  716933 10 6                                           13D        Page 8 of 29 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Partners International II C.V. ("ICPI2")
----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                               (a)   [ ]           (b)   [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Netherlands Antilles (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       78,393 shares are directly owned by ICPI2.  Integral Capital
                SHARES                                     Management II, L.P. is the investment general partner of ICPI2.
             BENEFICIALLY
            OWNED BY EACH
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           78,393 shares (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                               78,393 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               0.78%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  716933 10 6                                           13D        Page 9 of 29 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Partners III, L.P. ("ICP3")
----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                               (a)   [ ]           (b)   [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       176,565 shares are directly owned by ICP3.  Integral Capital
                SHARES                                     Management III, L.P. is the general partner of ICP3.
             BENEFICIALLY
            OWNED BY EACH
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           176,565 shares (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              176,565 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               1.75%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  716933 10 6                                           13D        Page 10 of 29 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Partners International III, L.P. ("ICPI3")
----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                               (a)   [ ]           (b)   [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Cayman Islands (exempted limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       39,975 shares are directly owned by ICPI3.  Integral Capital
                SHARES                                     Management III, L.P. is the investment general partner of ICPI3.
             BENEFICIALLY
            OWNED BY EACH
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           39,975 shares (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                               39,975 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               0.40%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  716933 10 6                                           13D        Page 11 of 29 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Roger B. McNamee
----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                               (a)   [ ]           (b)   [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States citizen
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       2,521 shares.  Mr. McNamee is one of two general partners of ICM.
                SHARES
             BENEFICIALLY
            OWNED BY EACH
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           2,521 shares (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                2,521 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               0.02%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      IN
----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  716933 10 6                                           13D        Page 12 of 29 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     John A. Powell
----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                               (a)   [ ]           (b)   [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States citizen
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER
                                                           2,521 shares.  Mr. Powell is one of two general partners of ICM.
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER                 -0-
                  OF
                SHARES
             BENEFICIALLY
            OWNED BY EACH
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER
                                                           2,521 shares (see response to Item 8)
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER            -0-
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                2,521 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                                                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               0.02%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      IN
----------- ------------------------------------------------------------------------------------------------------------------

                                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement constitutes Amendment No. 2 to the statement on Schedule 13D of Pharmacyclics, Inc. (the "Issuer") filed on April 5, 1996, as amended by Amendment No. 1 filed on August 27, 1996 (as so amended, the "Schedule 13D"), by and on behalf of Integral Capital Management, L.P., a Delaware limited partnership ("ICM"), Integral Capital Management II, L.P., a Delaware limited partnership ("ICM2"), Integral Capital Management III, L.P., a Delaware limited partnership ("ICM3") and the general partners of ICM. The principal business address of ICM, ICM2 and ICM3 is 2750 Sand Hill Road, Menlo Park, California 94025. The names, business addresses, occupations and citizenships of all the general partners of ICM, ICM2 and ICM3 are set forth on Exhibit B hereto. Capitalized terms not defined herein have the meaning ascribed to them in the
Schedule 13D.

     Only those items amended are reported herein.

ITEM 2.  IDENTITY AND BACKGROUND

     Item 2 of the Schedule 13D is hereby amended and restated in full as follows:

     ICM is the general partner of Integral Capital Partners, L.P., a Delaware limited partnership ("ICP"), and the investment general partner of Integral Capital Partners International C.V., a Netherlands Antilles limited partnership ("ICPI"). ICM2 is the general partner of Integral Capital Partners II, L.P., a Delaware limited partnership ("ICP2"), and the investment general partner of Integral Capital Partners International II C.V., a Netherlands Antilles limited partnership ("ICPI2"). ICM3 is the general partner of Integral Capital Partners III, L.P., a Delaware limited partnership ("ICP3"), and the investment general partner of Integral Capital Partners International III, L.P., a Cayman Islands exempted limited partnership ("ICPI3"). ICP2, ICPI2, ICP3 and ICPI3 are private investment funds that invest in securities of publicly traded and private companies, predominantly in the areas of information sciences and life sciences. ICP and ICPI are private investment funds that are now in liquidation. With respect to ICM, ICM2, ICM3 and the general partners of ICM, ICM2 and ICM3, this statement relates only to ICM's, ICM2's and ICM3's indirect, beneficial ownership of shares of Common Stock of Pharmacyclics, Inc. (the "Shares") and the Shares that are directly owned by the two general partners of ICM who received such shares as part of a distribution by ICP. None of ICM, ICM2, ICM3 or the general partners of ICM, ICM2 and ICM3 directly or otherwise hold any Shares other than as indicated in this Amendment No. 2.

     Management of the business affairs of ICM2 and ICM3, including decisions respecting disposition and/or voting of the Shares, resides in a majority of the general partners of ICM2 and ICM3 listed on Exhibit B, such that no single general partner of ICM2 or ICM3 has voting and/or dispositive power of the Shares. Management of the business affairs of ICM, including decisions respecting disposition and/or voting of the Shares, resides in the two general partners of ICM listed on Exhibit B.

     To the best of ICM's, ICM2's and ICM3's knowledge, none of the persons listed on Exhibit B hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of Schedule 13D is hereby amended and restated in full as follows:

     The aggregate amount of consideration required by ICP2, ICPI2, ICP3 and ICPI3 to purchase the 501,957 shares to which this statement relates was approximately $5.3 million. The consideration was obtained from the working capital of ICP2, ICPI2, ICP3 and ICPI3 as well as the net exercise of warrants held by ICP2 and ICPI2. There was no consideration paid by Messrs. McNamee and Powell for the Shares they hold since those shares were received as part of a distribution from ICP.


ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 of the Schedule 13D is hereby amended and restated in full as follows:

     The purchases of the Shares by ICP2, ICPI2, ICP3 and ICPI3 were made pursuant to (i) private purchases from the Issuer prior to the Issuer's initial public offering (the "IPO"), (ii) a series of open market purchases subsequent to the IPO and (iii) in the case of ICP2 and ICPI2, the net exercise of warrants held by ICP2 and ICPI2. The purchases of the Shares were not made for the purpose of acquiring control of the Issuer. From time to time, ICM2 may, in the ordinary course of its role as general partner of ICP2 and the investment general partner of ICPI2, direct ICP2 and/or ICPI2 to purchase additional shares or sell all or a portion of the Shares now held by ICP2 or ICPI2, and ICM3 may, in the ordinary course of its role as general partner of ICP3 and the investment general partner of ICPI3, direct ICP3 and/or ICPI3 to purchase additional shares or sell all or a portion of the Shares now held by ICP3 or ICPI3.

     Except as set forth above, none of ICM, ICM2, ICM3 nor the persons listed on Exhibit B hereto has any current plans or proposals that relate to or would result in the occurrence of any of the actions or events enumerated in clause
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule 13D is hereby amended and restated in full as follows:

     A. Integral Capital Management, L.P. ("ICM")

         (a) Amount Beneficially Owned: -0-
             Percent of Class: 0.00%

         (b) Number of shares as to which such person has:
             1.    Sole power to vote or to direct vote: -0-
             2.    Shared power to vote or to direct vote: -0-
             3.    Sole power to dispose or to direct the disposition: -0-
             4.    Shared power to dispose or to direct the disposition: -0-

         (c) To the best knowledge of ICM, none of ICP, ICPI, ICM, nor any of the persons listed as general partners of ICM on Exhibit B hereto has directly effected any transactions in the Shares during the 60 days prior to October 28, 1997, other than the transactions described in Items 5B(c) and 5C(c) below.

         (d) ICM is the general partner of Integral Capital Partners, L.P., a Delaware limited partnership ("ICP"), and the investment general partner of Integral Capital Partners International C.V., a Netherlands Antilles limited partnership ("ICPI"). Roger B. McNamee and John A. Powell are the general partners of ICM and therefore have the power to direct the affairs of ICM, including decisions respecting the disposition of the proceeds from the sale of securities. Under certain circumstances set forth in the limited partnership agreements of ICP, ICPI and ICM, the general and limited partners of such entities may receive dividends from, or the proceeds from the sale of securities owned, directly or indirectly, by each such entity.

         (e) Not applicable.

     B. Integral Capital Management II, L.P. ("ICM2")

         (a) Amount Beneficially Owned: 285,417
             Percent of Class: 2.82%

         (b) Number of shares as to which such person has:
             1.    Sole power to vote or to direct vote: -0-
             2.    Shared power to vote or to direct vote: 285,417
             3.    Sole power to dispose or to direct the disposition: -0-
             4.    Shared power to dispose or to direct the disposition: 285,417

         (c) To the best knowledge of ICM2, none of ICP2, ICPI2, ICM2, nor any of the persons listed as general partners of ICM2 on Exhibit B hereto has directly effected any transactions in the Shares during the 60 days prior to October 28, 1997, other than the net exercise by ICP2 and ICPI2 on October 15, 1997 of warrants to purchase 14,876 shares and 5,643 shares, respectively, of Common Stock and the transactions described in Item 5C(b) below. Pursuant to such net exercises, ICP2 was issued 9,933 shares and ICPI2 was issued 3,768 shares of Common Stock.

         (d) ICM2 is the general partner of ICP2 and the investment general partner of ICPI2. Roger B. McNamee, John A. Powell and Pamela K. Hagenah are the general partners of ICM2. Decisions respecting the voting of the Shares and disposition of the proceeds from the sale of the Shares are determined by a majority of the general partners. Under certain circumstances set forth in the limited partnership agreements of ICP2, ICPI2 and ICM2, the general and limited partners of such entities may receive dividends from, or the proceeds from the sale of Shares of Common Stock of Pharmacyclics owned, directly or indirectly, by each such entity.

         (e) Not applicable.

     C. Integral Capital Management III, L.P. ("ICM3")

         (a) Amount Beneficially Owned: 216,540
             Percent of Class: 2.14%

         (b) Number of shares as to which such person has:
             1.    Sole power to vote or to direct vote: -0-
             2.    Shared power to vote or to direct vote: 216,540
             3.    Sole power to dispose or to direct the disposition: -0-
             4.    Shared power to dispose or to direct the disposition: 216,540

     To the best knowledge of ICM3, the only transactions in the Shares effected during the 60 days on or prior to October 28, 1997 by Integral Capital Partners III, L.P., a Delaware limited partnership ("ICP3"), Integral Capital Partners International III, L.P., a Cayman Islands exempted limited partnership ("ICPI3"), ICM3, or any of the persons listed as general partners of ICM3 on Exhibit B hereto occurred on October 28, 1997, when ICP3 and ICPI3 made open market purchases of 9,570 and 430 shares of the Issuer's Common Stock, respectively, for a consideration per share of $21.00 and the transactions described in Item 5B(c) above.

         (c) ICM3 is the general partner of ICP3 and the investment general partner of ICPI3. Roger B. McNamee, John A. Powell and Pamela K. Hagenah are the general partners of ICM3. Decisions respecting the voting of the Shares and disposition of the proceeds from the sale of the Shares are determined by a majority of the general partners. Under certain circumstances set forth in the limited partnership agreements of ICP3, ICPI3 and ICM3, the general and limited partners of such entities may receive dividends from, or the proceeds from the sale of Shares of Common Stock of Pharmacyclics, Inc. owned, directly or indirectly, by each such entity.

         (d) Not applicable.

     D.  Roger B. McNamee

         (a) Amount Beneficially Owned: 2,521
             Percent of Class: 0.02%

         (b) Number of shares as to which such person has:

             1.    Sole power to vote or to direct vote: -0-
             2.    Shared power to vote or to direct vote: 2,521
             3.    Sole power to dispose or to direct the disposition: -0-
             4.    Shared power to dispose or to direct the disposition: 2,521

         (c) Please see Items 5A(c), 5B(c) and 5C(c) above.

         (d) Please see Items 5A(d), 5B(d) and 5C(d) above.

         (e) Not applicable.

     E.  John A. Powell

         (a) Amount Beneficially Owned: 2,521
             Percent of Class: 0.02%

         (b) Number of shares as to which such person has:
             1.    Sole power to vote or to direct vote:  2,521
             2.    Shared power to vote or to direct vote:  -0-
             3.    Sole power to dispose or to direct the disposition:  2,521
             4.    Shared power to dispose or to direct the disposition:  -0-

         (c) Please see Items 5A(c), 5B(c) and 5C(c) above.

         (d) Please see Items 5A(d), 5B(d) and 5C(d) above.

         (e) Not applicable.

     F.  Integral Capital Partners, L.P.

         (a) Aggregate number of Shares owned: -0-
             Percentage: 0%

         (b) 1. Sole power to vote or to direct vote: -0-
             2. Shared power to vote or to direct  vote:  -0-
             3. Sole  power to dispose or to direct the disposition:  -0-
             4. Shared  power to  dispose  or to  direct  the disposition: -0-

         (c) See Item 5A(c) above.

         (d) See Item 5A(d) above.

         (e) Not applicable.

     G.  Integral Capital Partners International C.V.

         (a) Aggregate number of Shares owned: -0-
             Percentage: 0%

         (b) 1.    Sole power to vote or to direct vote:  -0-
             2.    Shared power to vote or to direct vote:  -0-
             3.    Sole power to dispose or to direct the disposition:  -0-
             4.    Shared power to dispose or to direct the disposition:  -0-

         (c) See Item 5A(c) above.

         (d) See Item 5A(d) above.

         (e) Not applicable.

     H.  Integral Capital Partners II, L.P.

         (a) Aggregate number of Shares owned: 207,024
             Percentage: 2.05%

         (b) 1.  Sole power to vote or to direct vote:  -0-
             2.  Shared power to vote or to direct vote:  207,024
             3.  Sole power to dispose or to direct the disposition:  -0-
             4.  Shared power to dispose or to direct the disposition:  207,024

         (c) See item 5B(c) above.

         (d) See Item 5B(d) above.

         (e) Not applicable.

     I.  Integral Capital Partners International II C.V.

         (a) Aggregate number of Shares owned: 78,393
             Percentage: 0.78%

         (b) 1.    Sole power to vote or to direct vote:  -0-
             2.    Shared power to vote or to direct vote:  78,393
             3.    Sole power to dispose or to direct the disposition:  -0-
             4.    Shared power to dispose or to direct the disposition:  78,393

         (c) See Item 5B(c) above.

         (d) See Item 5B(d) above.

         (e) Not applicable.

     J.  Integral Capital Partners III, L.P.

         (a) Aggregate number of Shares owned: 176,565
             Percentage: 1.75%

         (b) 1.   Sole power to vote or to direct vote: -0-
             2.   Shared power to vote or to direct vote:  176,565
             3.   Sole power to dispose or to direct the disposition: -0-
             4.   Shared power to dispose or to direct the disposition:  176,565

         (c) See Item 5C(c) above.

         (d) See Item 5C(d) above.

         (e) Not applicable.

     K.  Integral Capital Partners International III, L.P.

         (a) Aggregate number of Shares owned: 39,975
             Percentage: 0.40%

         (b) 1.    Sole power to vote or to direct vote: -0-
             2.    Shared power to vote or to direct vote:  39,975
             3.    Sole power to dispose or to direct the disposition: -0-
             4.    Shared power to dispose or to direct the disposition:  39,975

         (c) See Item 5C(c) above.

         (d) See Item 5C(d) above.

         (e) Not applicable.



ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit A:     Agreement of Joint Filing

         Exhibit B:     List of General Partners of Integral Capital Management,
                        L.P.,  Integral Capital Management II, L.P. and Integral
                        Capital Management III, L.P.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 4, 1997

                           INTEGRAL CAPITAL MANAGEMENT, L.P.


                           By    /s/ John A. Powell
                              ---------------------------------------
                                 John A. Powell
                                 a General Partner


                           INTEGRAL CAPITAL MANAGEMENT II, L.P.


                           By:  /s/ Pamela K. Hagenah
                              ---------------------------------------
                                Pamela K. Hagenah
                                a General Partner


                           INTEGRAL CAPITAL MANAGEMENT III, L.P.


                           By:  /s/ Pamela K. Hagenah
                              ---------------------------------------
                                Pamela K. Hagenah
                                a General Partner

                           ROGER B. McNAMEE
                           JOHN A. POWELL


                           By:  /s/ Pamela K. Hagenah
                              ---------------------------------------
                                Pamela K. Hagenah
                                Attorney-in-Fact


                           INTEGRAL CAPITAL PARTNERS, L.P.

                           By Integral Capital Management, L.P.,
                           its General Partner


                           By:   /s/ John A. Powell
                              ---------------------------------------
                                 John A. Powell
                                 a General Partner

                           INTEGRAL CAPITAL PARTNERS II, L.P.

                           By Integral Capital Management II, L.P., its General Partner


                           By:  /s/ Pamela K. Hagenah
                              ---------------------------------------
                                Pamela K. Hagenah
                                a General Partner


                           INTEGRAL CAPITAL PARTNERS III, L.P.

                           By Integral Capital Management III, L.P.
                           its General Partner


                           By:  /s/ Pamela K. Hagenah
                              ---------------------------------------
                                Pamela K. Hagenah
                                a General Partner


                           INTEGRAL CAPITAL PARTNERS INTERNATIONAL C.V.

                           By Integral Capital Management, L.P.,
                           its Investment General Partner


                           By:   /s/ John A. Powell
                              ---------------------------------------
                                 John A. Powell
                                 a General Partner

                           INTEGRAL CAPITAL PARTNERS INTERNATIONAL II C.V.

                           By Integral Capital Management II, L.P., its Investment General Partner


                           By:  /s/ Pamela K. Hagenah
                              ---------------------------------------
                                Pamela K. Hagenah
                                a General Partner

                           INTEGRAL CAPITAL PARTNERS INTERNATIONAL
                           III, L.P.

                           By Integral Capital Management III, L.P., its Investment General Partner


                           By:  /s/ Pamela K. Hagenah
                              ---------------------------------------
                                Pamela K. Hagenah
                                a General Partner

                                  EXHIBIT INDEX


                                                                   Found on
                                                                   Sequentially
Exhibit                                                            Numbered Page
-------                                                            -------------

Exhibit A:        Agreement of Joint Filing                             24

Exhibit B:        List of General Partners of Integral Capital          27
                  Management, L.P., Integral Capital
                  Management II, L.P. and Integral Capital
                  Management III, L.P.

                                    EXHIBIT A

                            Agreement of Joint Filing


                  The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(f)(1) of the Act the statement dated October 28, 1997, containing the information required by Schedule 13D, for the 501,957 Shares of the Common Stock of Pharmacyclics, Inc., held by Integral Capital Partners II, L.P., a Delaware limited partnership, Integral Capital Partners International II C.V., a Netherlands Antilles limited partnership, Integral Capital Partners III, L.P., a Delaware limited partnership, and Integral Capital Partners International III, L.P., a Cayman Islands exempted limited partnership.

Date:  November 4, 1997


                           INTEGRAL CAPITAL MANAGEMENT, L.P.


                           By:   /s/ John A. Powell
                              ---------------------------------------
                                 John A. Powell
                                 a General Partner


                           INTEGRAL CAPITAL MANAGEMENT II, L.P.


                           By:  /s/ Pamela K. Hagenah
                              ---------------------------------------
                                Pamela K. Hagenah
                                a General Partner

                           INTEGRAL CAPITAL MANAGEMENT III, L.P.


                           By:  /s/ Pamela K. Hagenah
                              ---------------------------------------
                                Pamela K. Hagenah
                                a General Partner

                           ROGER B. McNAMEE
                           JOHN A. POWELL


                           By:  /s/ Pamela K. Hagenah
                              ---------------------------------------
                                Pamela K. Hagenah
                                Attorney-in-Fact

                           INTEGRAL CAPITAL PARTNERS, L.P.

                           By Integral Capital Management, L.P.,
                           its General Partner


                           By:   /s/ John A. Powell
                              ---------------------------------------
                                 John A. Powell
                                 a General Partner


                           INTEGRAL CAPITAL PARTNERS INTERNATIONAL C.V.

                           By Integral Capital Management, L.P., its Investment General Partner


                           By:   /s/ John A. Powell
                              ---------------------------------------
                                 John A. Powell
                                 a General Partner


                           INTEGRAL CAPITAL PARTNERS II, L.P.

                           By Integral Capital Management II, L.P., its General Partner


                           By:  /s/ Pamela K. Hagenah
                              ---------------------------------------
                                Pamela K. Hagenah
                                a General Partner


                           INTEGRAL CAPITAL PARTNERS INTERNATIONAL II C.V.

                           By Integral Capital Management II, L.P., its
                           Investment General Partner


                           By:  /s/ Pamela K. Hagenah
                              ---------------------------------------
                                Pamela K. Hagenah
                                a General Partner

                           INTEGRAL CAPITAL PARTNERS III, L.P.

                           By Integral Capital Management III, L.P., its General Partner


                           By:  /s/ Pamela K. Hagenah
                              ---------------------------------------
                                Pamela K. Hagenah
                                a General Partner


                           INTEGRAL CAPITAL PARTNERS INTERNATIONAL III, L.P.

                           By Integral Capital Management III, L.P., its Investment General Partners


                           By:  /s/ Pamela K. Hagenah
                              ---------------------------------------
                                Pamela K. Hagenah
                                a General Partner

                                    EXHIBIT B

                               General Partners of
                        Integral Capital Management, L.P.

         Set forth below, with respect to each general partner of Integral Capital Management, L.P., is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.       (a)      Roger B. McNamee
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General Partner of Integral Capital Management, L.P., Integral
                  Capital  Management II, L.P. and Integral  Capital  Management
                  III, L.P.
         (d)      United States Citizen

2.       (a)      John A. Powell
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General Partner of Integral Capital Management, L.P., Integral
                  Capital  Management II, L.P. and Integral  Capital  Management
                  III, L.P.
         (d)      United States Citizen

                               General Partners of
                      Integral Capital Management II, L.P.

         Set forth below, with respect to each general partner of Integral Capital Management II, L.P., is the following: (a) name; (b) business address;
(c) principal occupation; and (d) citizenship.

1.       (a)      Roger B. McNamee
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General Partner of Integral Capital Management, L.P., Integral
                  Capital  Management II, L.P. and Integral  Capital  Management
                  III, L.P.
         (d)      United States Citizen

2.       (a)      John A. Powell
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General Partner of Integral Capital Management, L.P., Integral
                  Capital  Management II, L.P. and Integral  Capital  Management
                  III, L.P.
         (d)      United States Citizen

3.       (a)      Pamela K. Hagenah
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General  Partner of Integral  Capital  Management II, L.P. and
                  Integral Capital Management III, L.P.
         (d)      United States Citizen

                               General Partners of
                      Integral Capital Management III, L.P.

         Set forth below, with respect to each general partner of Integral Capital Management III, L.P., is the following: (a) name; (b) business address;
(c) principal occupation; and (d) citizenship.

1.       (a)      Roger B. McNamee
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General Partner of Integral Capital Management, L.P., Integral
                  Capital  Management II, L.P. and Integral  Capital  Management
                  III, L.P.
         (d)      United States Citizen

2.       (a)      John A. Powell
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General Partner of Integral Capital Management, L.P., Integral
                  Capital  Management II, L.P. and Integral  Capital  Management
                  III, L.P.
         (d)      United States Citizen

3.       (a)      Pamela K. Hagenah
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General  Partner of Integral  Capital  Management II, L.P. and
                  Integral Capital Management III, L.P.
         (d)      United States Citizen